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                                                                    Exhibit 12.2




                      Ford Holdings, Inc. and Subsidiaries

         CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

 ------------------------------------------------------------------------------
                                 (in millions)


                                                              Nine Months
                                                        -----------------------
                                                          1994            1993
                                                        -------         -------

Earnings (a)
- --------
 Income before income taxes                             $  685          $  599
 Adjusted fixed charges                                  1,580           1,405
                                                        ------          ------

  Total earnings                                        $2,265          $2,004
                                                        ======          ======


Combined Fixed Charges and
Preferred Stock Dividends (a)
- --------------------------
 Interest expense                                       $1,527          $1,359
 Interest portion of rental expense                         19              18
 Preferred stock dividend requirements (b)                 110              88
                                                        ------          ------

  Total combined fixed charges and
   preferred stock dividends                            $1,656          $1,465
                                                        ======          ======

 Ratio of earnings to combined fixed
  charges and preferred stock dividends                    1.4             1.4



(a) For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" include earnings before income taxes plus adjusted fixed charges. "Combined fixed charges and preferred stock dividends" consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, one-third of all rental expense (the portion deemed representative of the interest factor) and dividends paid on preferred stock.

(b) Preferred stock dividend requirements have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Holdings' effective income tax rates for the respective periods.